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                                                                   EXHIBIT 99.1

LOGO                                            9171 Wilshire Boulevard
PROPERTIES - XII, LTD.                          Beverly Hills, California 90210
                                                National:  (800) 321-9638
May 2, 1996                                     California: (800) 421-2991

Dear Limited Partner:

     De Anza Properties-XII, Ltd. (the "Partnership") has been studying the unsolicited tender offer made by Moraga Gold, LLC (the "Bidder") to purchase units of limited partnership interest of the Partnership ("Units") for $305 per Unit. The Operating General Partner has completed its evaluation and has determined that the offer is inadequate, and not in the best interests of the Partnership or its limited partners. Accordingly, the Operating General Partner recommends that the limited partners reject the offer and urges you not to tender any of your limited partnership Units. None of the Operating General Partner or any of its officers, directors or affiliates intend to tender any Units.

     In arriving at its determination, the Operating General Partner carefully reviewed the offer with its advisors and management, and considered many factors including the business, financial condition and prospects of the Partnership.

     The Operating General Partner's conclusions and recommendations concerning the offer are based, in part, on the Operating General Partner's belief that:

     - The amount being offered by the Bidder does not reflect the value of the Partnership's underlying assets. According to the Bidder's materials, the Bidder believes a Unit has a current liquidating value of $405 based on a 10% capitalization rate. The offer is, therefore, approximately 25% lower than the Bidder's own estimate of the Partnership's underlying assets. Also, the Operating General Partner's estimate is $522 per Unit. This is based on an 8% capitalization rate, which we believe more closely approximates the rate prevailing for similar properties in the vicinity of the Partnership's sole substantial remaining property, Warner Oaks Apartments (the "Property"). In addition, limited partners who sell any Unit to the Bidder will not receive any distribution to be made by the Partnership with respect to that Unit once the Unit is sold.

     - Despite improving conditions, both the market and the operation of the Property are still adversely affected by the effects of the 1994 Northridge earthquake. This suggests that a further delay in marketing the Property for sale would be advisable. The Bidder appears to be purchasing Units with a view toward urging an earlier rather than a later sale date.

     - While a current sale would most probably realize a substantially greater value than that offered by the Bidder, an even greater value might be realized if the Property were marketed as condominiums rather than sold as a single apartment project. The Operating General Partner believes that time should be taken to evaluate this alternative.

     The Bidder has implied that administrative costs for the Partnership are high and has encouraged a sale of the Property to avoid the costs. Of the administrative costs, reimbursements paid to affiliates of the Operating General Partner in 1995 amounted to $104,365, which represents only 4.5% of total Partnership operating revenues, and affiliates of the Operating General Partner received no management fees. Deferred management fees would be payable to the Operating General Partner only if the limited partners first receive a full return of their capital and their full priority return. Even if the Property is sold and a $522 per Unit value is realized no management fees would be payable to the Operating General Partner or its affiliates. Accordingly, to the extent that the Bidder implies that the Operating General Partner is motivated to hold the Property to get fees, there is no basis for that assertion.

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     Before deciding to reject the Bidder's offer, limited partners should consider the risks of a continued investment in the Partnership:

     - The offer from the Bidder provides limited partners with the opportunity to tender their Units and realize their investment now at a definite price without having to wait for the Partnership to be terminated or liquidated at an indeterminate date in the future.

     - There is no assurance that the return to limited partners after a sale of the Property, whether as a whole or after conversion to condominiums (if feasible), will be greater than the price being offered now by the Bidder.

     - The offer provides an opportunity to limited partners to liquidate their investment in the currently depressed Southern California real estate market without the usual transaction costs associated with market sales and without the difficulty of selling Units in an illiquid and limited trading market.

     The attached Schedule 14D-9, which has been filed with the Securities and Exchange Commission, expands upon the reasons for the Operating General Partner's determination concerning the Bidder's offer, and contains additional information relating to the Operating General Partner's recommendation and certain other actions taken by the Operating General Partner on behalf of the Partnership. We urge you to read the Schedule 14D-9 carefully.

     If you have any questions concerning these matters please call Investor Relations at (310) 777-2153.

     You can be assured that the Operating General Partner will continue to act in the manner in which the Operating General Partner believes to be in the best interest of the Partnership and its limited partners.

                                          Very truly yours,

                                          DE ANZA PROPERTIES-XII, LTD.

                                          By:  DE ANZA CORPORATION,
                                               Operating General Partner


                                               By:  [SIGNATURE]
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                                                    Herbert M. Gelfand
                                                    Chairman of the Board